Exhibit 99.6

Statement of Computation of Ratios of Earnings to Fixed Charges (unaudited)

	For the six months ended June 30, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014	For the year ended December 31, 2013
Earnings:
Net increase/(decrease) in net assets resulting from operations	$15,796,299	$17,567,933	$(74,994,895)	$8,466,157	$(2,062,771)	$35,383,643
Net effect of income tax provisions	(862,372)	(2,704,169)	-	6,449,266	(1,412,895)	8,320,561
Net increase/(decrease) in net assets resulting from operations, excluding taxes	14,933,927	14,863,764	(74,994,895)	14,915,423	(3,475,666)	43,704,204
Interest Expense	2,613,758	4,696,819	4,731,430	4,961,169	5,503,843	1,278,997
Total Earnings available to cover fixed charges:	$17,547,685	$19,560,583	$(70,263,465)	$19,876,592	$2,028,177	$44,983,201

Fixed Charges:
Interest expense	2,613,758	4,696,819	4,731,430	4,961,169	5,503,843	1,278,997
Total Fixed Charges:	$2,613,758	$4,696,819	$4,731,430	$4,961,169	$5,503,843	$1,278,997

Ratio of earnings to fixed charges(1)	6.71:1	4.16:1	(15.30):1	4.01:1	0.37:1	35.17:1

(1)	Earnings include net realized and unrealized gains or losses. Net realized and unrealized gains or losses can vary substantially from period to period.